# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Climb Bio, Inc., CIK 0001768446
CUSIP: 28658R106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20 William Street, Suite 145, Wellesley Hills, Massachusetts (MA), 02481
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0001871741
Persons authorized to receive notices and communications: Alejandro Moreno, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- AI ETI LLC (CIK 0001871741): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Based on an aggregate of 67,764,100 shares of Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 12, 2025.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Based on an aggregate of 67,764,100 shares of Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Based on an aggregate of 67,764,100 shares of Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Based on an aggregate of 67,764,100 shares of Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Climb Bio, Inc.
Address of issuer's principal executive offices: 20 William Street, Suite 145, Wellesley Hills, Massachusetts (MA), 02481
Comment: This Amendment No. 5 to the Schedule is being filed by AI ETI LLC ("AI ETI"), Access Industries Holdings LLC ("AIH"), Access Industries Management, LLC ("AIM") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person") in respect of common stock, par value $0.0001 per share (the "Common Stock"), of Climb Bio, Inc. (formerly known as Eliem Therapeutics, Inc.) (the "Issuer"). The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on August 23, 2021, as amended and supplemented by Amendment No. 1 to the Schedule 13D, filed with the SEC on November 13, 2023, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on May 17, 2024, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on August 16, 2024 and Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the SEC on October 7, 2025 (together, the "Schedule"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No 5. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Items 5(a), (b),(c) and (e) is hereby amended and restated as follows:

(a) (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On October 14, 2025, AI ETI sold 750,000 shares of Common Stock at a price of $1.9202 per share in a block trade.
On October 16, 2025, AI ETI sold 1,000,000 shares of Common Stock and 2,085,117 shares of Common Stock each in a separate block trade at a price of $1.95 per share.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of October 14, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.9 Joint Filing Agreement, dates as of October 16, 2025.

## Signatures
- AI ETI LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (10/16/2025)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (10/16/2025)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (10/16/2025)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact for Len Blavatnik (10/16/2025)
Comment: *
The above signed, by signing his name hereto, executes this Amendment No. 5 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.